UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33015

GeoEye, Inc.
(Exact name of registrant as specified in its charter)

2325 Dulles Corner Blvd., 10th Floor Herndon, Virginia 20171
(703) 480-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares (par value $0.01 per share)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	X

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized person.

GeoEye, LLC (as successor by merger to GeoEye, Inc.)

	By:	/s/ Daniel L. Jablonsky
Date: February 11, 2013		Name:	Daniel L. Jablonsky
		Title:	Vice President and Secretary